

May 10, 2006

via U.S. mail and facsimile

Mr. Ron Carte
Chief Executive Officer
Zenex International, Inc.
14220 S. Meridian Avenue
Oklahoma City, OK 73173

> **RE: Zenex International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 0-24684**

Dear Mr. Carte:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief